Exhibit 99.8

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
BRYCE NAKOA, individually and on behalf of all others similarly situated, ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )
Plaintiff,
v. Civil Action No:
PARDEEP KOHLI, BENJAMIN L. SCOTT, VENU SHAMAPANT, JEFFREY P. MCCARTHY, AMMAR H. HANAFI, VIVEK MEHRA, HUBERT DE PESQUIDOUX, MAVENIR SYSTEMS, INC., MITEL NETWORKS CORPORATION, and ROADSTER SUBSIDIARY CORPORATION,
Defendants.
[GRAPHIC APPEARS HERE] VERIFIED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY Plaintiff Bryce Nakoa (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows: NATURE OF THE ACTION 1. Plaintiff brings this class action on behalf of the public stockholders of Mavenir Systems, Inc. (“Mavenir” or the “Company”) against Mavenir’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Mitel Networks

Corporation (?Mitel Networks?) by means of an unfair process and for an unfair price. 2. On February 28, 2015, the Company announced a definitive agreement under which Mitel Networks, through Roadster Subsidiary Corporation (?Merger Sub?), will acquire all of the outstanding shares of Mavenir in a cash and stock deal (the ?Proposed Transaction?). In the Proposed Transaction, Merger Sub will commence an exchange offer in which Mavenir stockholders will receive either (a) $11.08 plus the equivalent of 0.675 times the average of the volume- weighted average price on the NASDAQ of Mitel Networks common shares on each of the 10 consecutive trading days prior to the time the Mavenir common stock is accepted pursuant to the Proposed Transaction in cash (the ?Cash Consideration?) or (b) a number of shares of Mitel Networks common stock equal in value to the Cash Consideration (based on the average of the volume-weighted average price on the NASDAQ of Mitel Networks common stock on each of the 10 consecutive trading days prior to the time Mavenir common stock is accepted pursuant to the Proposed Transaction) (the ?Share Consideration?). The Proposed Transaction is valued at $560 million. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given Mavenir?s future growth prospects, the

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consideration stockholders will receive is inadequate and undervalues the Company. 3. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with unreasonable deal protection devices that serve to prevent other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated February 28, 2015 (the ?Merger Agreement”), the defendants agreed to: (i) a strict no-solicitation provision that prohibits the Company from soliciting other potential acquirers or from continuing ongoing discussions with potential acquirers; (ii) a provision that grants Mitel Networks the right to beat any competing bid merely by matching it; (iii) a provision that requires the Company to pay Mitel Networks a termination fee of $20.625 million in cash in order to enter into a transaction with a superior bidder; and (iv) a ?top-up? provision that allows Mitel Networks to buy up to one more share than 90% of the Company’s outstanding shares if the Proposed Transaction yields less than that, in order to facilitate a short-form merger. In addition, certain of the Company?s largest stockholders have entered into tender support agreements with Mitel Networks in which they have already agreed to tender their shares of the Company, totaling approximately 45% of the Company?s outstanding shares, in the Proposed Transaction. A majority of the Board is, or has been, affiliated with these shareholders. These provisions unreasonably inhibit the

Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Mavenir. 4. The Individual Defendants have breached their fiduciary duties and Mitel Networks and Merger Sub have aided and abetted such breaches by Mavenir?s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until the defendants cure their breaches of fiduciary duty. PARTIES 5. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Mavenir. 6. Defendant Pardeep Kohli (“Kohli”) has been the President, Chief Executive Officer, and a director of the Company since 2006. 7. Defendant Jeffrey P. McCarthy (?McCarthy?) has been a director of the Company since 2006. McCarthy is a general partner of North Bridge Venture Partners. 8. Defendant Vivek Mehra (“Mehra”) has been a director of the Company since 2011. Mehra is a partner with August Capital. 9. Defendant Ammar H. Hanafi (“Hanafi”) has been a director of the Company since 2007. Hanafi is a general partner of Alloy Ventures.

10. Defendant Hubert de Pesquidoux (“de Pesquidoux”) has been a director of the Company since 2012. 11. Defendant Benjamin L. Scott (“Scott”) has been a director of the Company since 2006 and is the chairman of the Board. Scott was a Venture Partner with Austin Ventures from May 2002 until June 2009. 12. Defendant Venu Shamapant (“Shamapant”) has been a director of the Company since 2006. Shamapant was previously a general partner with Austin Ventures. 13. The defendants referenced in 6 through 12 are collectively referred to as the Individual Defendants and/or the Board. 14. Defendant Mavenir is a Delaware corporation with principal offices in Richardson, Texas. 15. Defendant Mitel Networks is a Canadian corporation that is headquartered in Ottawa, Ontario. Mitel Networks is a global provider of business communications and collaboration software, services, and solutions that address the needs of businesses of any size. 16. Defendant Merger Sub is a Delaware corporation, wholly owned by Mitel Networks, created for the purposes of effectuating the Proposed Transaction. INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public stockholders of Mavenir and owe them, as well as the Company, the duties of care, loyalty, good faith, candor, and independence. 18. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s stockholders and, if such transaction will result in a change of corporate control, the stockholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that: (a) adversely affects the value provided to the corporation’s stockholders; (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders. 19. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from: (a) participating in any transaction where the Individual Defendants’ loyalties are divided; (b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public stockholders. 20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to Plaintiff and other public stockholders of Mavenir. CLASS ACTION ALLEGATIONS 21. Plaintiff brings this action as a class action, pursuant to Court of Chancery, on behalf of all persons and/or entities that owned Mavenir common stock as of March 2, 2015 (the “Class”), the date on which the Proposed

Transaction was announced. Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest. 22. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of February 26, 2015, more than 28 million shares of common stock were represented by the Company as outstanding. All members of the Class may be identified from records maintained by Mavenir or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions. 23. Questions of law and fact are common to the Class, including, inter alia, the following: (i) Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction; (ii) Have the Individual Defendants breached their fiduciary duty to maximize stockholder value for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii) Have the Individual Defendants breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty, and fair dealing; (iv) Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets; (v) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; (vi) Have Mitel Networks and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (vii) Whether the Class is entitled to injunctive relief or damages as a result of the defendants’ wrongful conduct. 24. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of the defendants’ wrongful conduct as alleged herein.

25. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. 26. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action. FURTHER SUBSTANTIVE ALLEGATIONS The Company’s Background and Its Poise for Growth 27. Mavenir is a leading provider of software-based telecommunications networking solutions that enable mobile service providers to deliver internet protocol (“IP”)-based voice, video, rich communications, and enhanced messaging services to their subscribers globally. The Company’s solutions deliver Rich Communication Services (“RCS”), which enable enhanced mobile communications, such as group text messaging, multi-party voice or video calling, and live video streaming, as well as the exchange of files or images, over existing 2G and 3G networks and the next generation 4G Long Term Evolution (“LTE”) networks. In addition, the Company delivers voice services over LTE technology and wireless (“Wi-Fi”) networks, known respectively as Voice-over-LTE (“VoLTE”) and Voice-over-Wi-Fi (“VoWi-Fi”).

28. The Company’s products have been honored for their innovation and quality at the Informa IMS Industry Awards at the IMS World Forum in Barcelona in each of the last two years. In April 2013, the Company announced that Mavenir received two awards for its VoLTE and RCS solutions. Specifically, the Company was awarded “Most Innovative Service Launch by IMS” and “Best VoLTE Product.” Then, in May 2014, Mavenir received the award for “Best RCS Package.” 29. The Company’s technological accomplishments have translated into financial achievement. On July 28, 2014, the Company issued a press release announcing its financial results for the second quarter of 2014. In the second quarter, Mavenir took in a record $33.3 million in revenue, a 29% increase year- over-year. The Company also increased its GAAP gross profit margin to 55%, compared to 52% in the second quarter of 2013. In addition, the Company reduced its net loss per share to $0.16, compared to $2.72 in the second quarter of 2013 and $0.17 in the first quarter of 2014. 30. Mavenir had another record quarter in the third quarter of 2014. On October 27, 2014, the Company issued a press release announcing its financial results for the third quarter of 2014. The Company reported record revenue of $34.1 million, a 31% increase year-over-year. The Company also increased its GAAP gross profit margin to 53% compared to 48% in the third quarter of 2013.

In addition, the Company reduced its net loss per share to $0.21 from $3.35 in the same quarter in 2013. The press release quoted Kohli, who discussed the Company’s financial results and prospects: We are pleased with our achievement of continued growth and that we exceeded key financial milestones this quarter. The company is well positioned to take advantage of the dynamic mobile service provider market . . . . With Apple’s announcement in June that iOS 8 supports Wi-Fi calling using the operator’s voice and text messaging services, we believe Apple will serve as a catalyst for mobile operators to accelerate their IMS vendor selection decisions and/or deployment plans; coupled the transition to NFV, we are seeing greater opportunities for our software-based IMS and EPC solution. 31. Then on February 26, 2015, the Company issued a press release announcing its financial results for the fourth quarter and full year 2014. The Company announced record annual revenues of $129.8 million, a 28% increase year-over-year. The Company’s fourth quarter revenue totaled $33.7 million, a 24% increase over the same period in 2013 and only a 1% drop off from the record third quarter. For the full year, the Company reduced its GAAP net loss per share to $1.00 from $3.57 in 2013. Looking to the future, Individual Defendant Kohli stated, “We are well positioned to capitalize on 4G LTE adoption and NFV/SDN, two trends that will continue to be key growth drivers for our business in 2015.” 32. Following the close of 2014, Mavenir agreed to acquire Ulticom, Inc., an industry leader in telecom signaling solutions. On January 13, 2015, the Company issued a press release announcing the acquisition. The press release described the importance of the acquisition to Mavenir: “Through this acquisition, Mavenir enhances its portfolio of next generation software products and solutions to include a scalable, virtualized Diameter Signaling Controller (DSC), an increasingly critical network element which efficiently scales mobile operator networks and securely provides interoperable 4G LTE and Voice over LTE (VoLTE) services.” 33. In a conference call with financial analysts on February 26, 2015, Kohli discussed the Company’s future prospects. Kohli discussed trends that can provide opportunities for Mavenir in 2015. First, Kohli noted the accelerated transition to VoLTE, which as noted above, is one of the Company’s strongest product areas. Kohli also noted that “[w]ith increasing number of Wi-Fi hotspots, voice over Wi-Fi or Wi-Fi calling is gaining momentum.” Again, Mavenir has made significant breakthroughs in this area, and Kohli noted that “voice over Wi- Fi was a key business driver in the fourth quarter, leading to four of the eight new customer wins, two of which also include voice over LTE based on [Mavenir’s] converged IMS voice solution.” Accordingly, Mavenir is uniquely positioned to succeed in the expanding mobile technology market. 34. Nonetheless, the Board has agreed to the Proposed Transaction just as Mavenir is on the cusp of tremendous growth. The Proposed Transaction Fails to Maximize Stockholder Value

35. In a press release dated March 2, 2015, the Company announced that it had entered into a merger agreement with Mitel Networks pursuant to which Mitel Networks, through Merger Sub, will acquire all of the outstanding shares of the Company. In the Proposed Transaction, Merger Sub will commence an exchange offer in which Mavenir stockholders will receive either (a) $11.08 plus the equivalent of 0.675 times the average of the volume-weighted average price on the NASDAQ of Mitel Networks common shares on each of the 10 consecutive trading days prior to the time the Mavenir common stock is accepted pursuant to the Proposed Transaction in cash or (b) a number of shares of Mitel Networks common stock equal in value to the Cash Consideration (based on the average of the volume-weighted average price on the NASDAQ of Mitel Networks common stock on each of the 10 consecutive trading days prior to the time Mavenir common stock is accepted pursuant to the Proposed Transaction). The total consideration that Mavenir stockholders will receive is valued at $17.94 per share based on Mitel Networks’ closing stock price on February 27, 2015. Given the history of the Company’s stock price and the Company’s poise for growth, the Proposed Transaction consideration is inadequate and significantly undervalues the Company.

36. During the past year, Mavenir traded as high as $18.78 per share, which is $0.84, or 5%, higher than the total consideration offered in conjunction with the Proposed Transaction. 37. Further, according to Yahoo! Finance, among nine analysts, the Company had a high price target of $24.00 per share, a median target of $18.00 per share, and a mean target of $18.67 per share. Each of the high, median, and mean price targets is higher than the total value of the consideration offered to Mavenir stockholders in connection with the Proposed Transaction. Even relative to Mavenir’s low price target of $16.00 per share, the Proposed Transaction offers only a meager 9.7% premium. 38. Moreover, the Board failed to provide for a “collar” in the Merger Agreement to protect against fluctuations in the price of Mitel Networks’ stock. Although Mitel Networks closed at $10.16 per share on February 27, 2015, Mitel Networks stock traded as low as $7.75 per share in October 2014. With $7.75 per share as the 10-day weighted average of Mitel Networks’ stock, the Cash Consideration would be worth only $16.31 per share of Mavenir stock. 39. Mitel Networks is seeking to acquire the Company at the most opportune time, at a time when the Company is undervalued by the market and is positioned for tremendous growth. The Unreasonable Deal Protection Devices

40. In addition, as part of the Merger Agreement, defendants agreed to certain onerous and unreasonable deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and potentially preclude competing offers for the Company from emerging. 41. Section 6.02(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Mitel Networks. 42. Pursuant to Section 6.02(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Merger Parent of the bidder’s identity and the terms of the bidder’s offer within 24 hours. Section 6.02(b) further provides that if some unsolicited third party actually makes a superior offer for the Company, Mitel Networks will have four business days to negotiate with the Company to amend the Merger Agreement so that the third party’s proposal is no longer a superior offer. 43. In other words, the Merger Agreement grants Mitel Networks access to any rival bidder?s information and allows Mitel Networks a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Mitel Networks, which can piggy-back on the due diligence of the foreclosed second bidder. 44. Section 10.03(a) of the Merger Agreement also provides that a termination fee of $20.625 million must be paid to Mitel Networks by Mavenir if the Company decides to pursue a competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer. 45. Further, Mitel Networks has already “locked-up” approximately 45% of the Company?s outstanding shares in favor of the Proposed Transaction. In connection with the Proposed Transaction, certain of the Company?s major stockholders entered into tender support agreements with Mitel Networks. Pursuant to the tender support agreements, North Bridge Venture Partners, Austin Ventures VIII, L.P., Alloy Ventures 2005, L.P., and August Capital V Special Opportunities, L.P. (collectively, the “Tendering Stockholders”) will tender all shares of Mavenir common stock held by the Tendering Stockholders in the Proposed Transaction. Not only do the support agreements represent almost half of the Company’s outstanding common stock, more than half of the Board is or has been affiliated with the Tendering Stockholders. As stated above, Individual Defendant McCarthy is a general partner of North Bridge Venture Partners, Individual Defendant Mehra is a partner with August Capital, Individual Defendant

Hanafi is a general partner of Alloy Ventures, Individual Defendant Scott was previously a venture partner with Austin Ventures, and Individual Defendant Shamapant was previously a general partner with Austin Ventures. The shear amount of locked-up shares, coupled with the connections between a majority of the Board and the Tendering Stockholders, is likely to dissuade any potential third- party bidder from making any attempt to acquire the Company for a higher price than Mitel Networks has offered. 46. Moreover, the Merger Agreement grants to Mitel Networks a “Top- Up Option.” If less than 90% of the Company’s outstanding shares are tendered, Mitel Networks has an option to purchase from the Company as many shares as it needs to reach one more than 90% of Mavenir’s outstanding shares. Once Mitel Networks has more than 90% of the Company’s outstanding shares, it can effect a short-form merger, and reclaim the money that it paid for the Top-Up shares. 47. Ultimately, these deal protection provisions unreasonably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

48. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention. COUNT I Breach of Fiduciary Duties (Against All Individual Defendants) 49. Plaintiff repeats all previous allegations as if set forth in full herein. 50. The Individual Defendants have violated their fiduciary duties owed to the public stockholders of Mavenir and have acted to put their personal interests ahead of the interests of Mavenir stockholders. 51. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company, which imposes heightened judicial scrutiny of the Board’s process and its obligation to maximize Mavenir’s value for the benefit of the stockholders. 52. The Individual Defendants have breached their fiduciary duties owed to the stockholders of Mavenir because, among other reasons: (a) they failed to take steps to maximize the value of Mavenir to its public stockholders and took steps to avoid competitive bidding; (b) they failed to properly value Mavenir; and

(c) they ignored or did not protect against the conflicts of interest resulting from the Board’s own interrelationships or connection with the Proposed Transaction. 53. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Mavenir’s assets and will be prevented from benefiting from a value-maximizing transaction. 54. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and the Proposed Transaction may proceed, to the irreparable harm of the Class. 55. Plaintiff and the Class have no adequate remedy at law. COUNT II Aiding and Abetting (Against Mitel Networks and Merger Sub) 56. Plaintiff repeats all previous allegations as if set forth in full herein. 57. As alleged in more detail above, Mitel Networks and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties. 58. As a result, Plaintiff and the Class members are being harmed. 59. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF WHEREFORE, Plaintiff demands judgment against the defendants jointly and severally, as follows: (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel; (B) enjoining, preliminarily and permanently, the Proposed Transaction; (C) in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages; (D) directing that the defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties; (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: March 5, 2015
RIGRODSKY & LONG, P.A.
By:
/s/ Brian D. Long
OF COUNSEL: LEVI & KORSINSKY, LLP Shane T. Rowley 30 Broad Street, 24th Floor New York, NY 10004 (212) 363-7500
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) Jeremy J. Riley (#5791) 2 Righter Parkway, Suite 120 Wilmington, DE 19803 (302) 295-5310 Attorneys for Plaintiff